UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

PQ GROUP HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73943T103
(CUSIP Number)

Jonny Ginns General Counsel Hawkslease, Chapel Lane, Lyndhurst SO43 7FG, UK +44 2380 287067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INEOS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
32,909,062

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
32,909,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,909,062

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James A. Ratcliffe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
32,909,062

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
32,909,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,909,062

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of PQ Group Holdings Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 300 Lindenwood Drive, Valleybrooke Corporate Center, Malvern, Pennsylvania 19355.

Item 2. Identity and Background

(a)-(c) and (f) This Statement is being filed jointly by INEOS Limited, a company registered in the Isle of Man (“INEOS”), and James A. Ratcliffe, a citizen of the United Kingdom (together with INEOS, the “Reporting Persons”). The address of the principal place of business and principal office of INEOS is 38 Hans Crescent, London, United Kingdom SW1X 0LZ. INEOS, together with its subsidiaries and affiliates, is a global manufacturer of petrochemicals, speciality chemicals and oil products that operates through three segments: Olefins & Polymers Europe, Olefins & Polymers North America and Chemical Intermediates. The name, citizenship, occupation or employment, and the name and address of any corporation or organization in which such employment is conducted of each of the directors and executive officers of INEOS, including Mr. Ratcliffe, are set forth on Exhibit A hereto and incorporated herein by reference.

(d) None of the Reporting Persons, nor any of their respective directors or executive officers (if applicable), nor any of the persons listed on Exhibit A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their respective directors or executive officers (if applicable), nor any of the persons listed on Exhibit A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by INEOS to purchase the reported shares, pursuant to the Purchase Agreement (as defined in Item 6 below), was the general working capital of INEOS or its subsidiaries and affiliates. INEOS paid a total of $506,141,373.56 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may acquire additional Common Stock in the future in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

See Item 6 for a description of the Purchase Agreement entered into by INEOS and INEOS Investments Partnership.

Item 5. Interest in Securities of the Issuer

(a) The percentage of the Issuer’s shares of Common Stock held is based on 135,705,568 shares of Common Stock outstanding as of February 25, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on March 1, 2019.  As of the close of business on March 19, 2019, INEOS beneficially owned 32,909,062 shares of Common Stock, which constituted approximately 24.25% of the Common Stock outstanding.  James A. Ratcliffe, as the majority owner of INEOS Limited, may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the 32,909,062 shares of Common Stock held by INEOS.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Ratcliffe that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of his pecuniary interest therein.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
INEOS Limited	0	32,909,062	0	32,909,062
James A. Ratcliffe	0	32,909,062	0	32,909,062

(c) Except for the Purchase Agreement, and the transactions contemplated the Purchase Agreement, none of INEOS, Mr. Ratcliffe or, to the knowledge of either INEOS or Mr. Ratcliffe, any person named on Exhibit A has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 20, 2019, INEOS and James A. Ratcliffe, John Reece, Andrew Currie, INEOS Silicas Holdings Limited, a company incorporated in England and Wales (collectively, the “Partners”), entered into the Share Purchase Agreement, dated March 20, 2019 (the “Purchase Agreement”), a copy of which is filed as Exhibit C to this Statement, relating to the purchase by INEOS of the Common Stock referred to herein from the Partners. Any description of the Purchase Agreement included herein is qualified in its entirety by reference to Exhibit C.

In September 2017, in connection with the Issuer’s initial public offering, the Issuer entered into an amended and restated stockholders agreement (the “Stockholders Agreement”) with certain stockholders, including INEOS Investments Partnership, an affiliate of INEOS. The amended and restated stockholders agreement provides certain demand registration rights to affiliates of the stockholders party thereto, including shelf registration rights, following the expiration of the 180-day lockup period in respect of Common Stock held by such stockholders and also provides that, in the event that the Issuer registers additional shares of Common Stock for sale to the public following completion of the initial public offering, the Issuer will be required to give notice of such registration to such affiliates of the stockholders party thereto and certain other stockholders, and, subject to certain limitations, include shares of Common Stock held by them in such registration. In addition, the Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares described above and to indemnify such stockholders and certain other persons against certain liabilities that may arise under the Securities Act in connection with any such offering and sale of the Issuer’s shares. Any description of the Stockholders Agreement included herein is qualified in its entirety by reference to Exhibit D.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 20, 2019, among the Reporting Persons.

Exhibit B	Directors and Executive Officers of INEOS

Exhibit C	Share Purchase Agreement, dated as of March 20, 2019, by and among James A. Ratcliffe, John Reece, Andrew Currie, INEOS Silicas Holdings Limited and INEOS Limited.

Exhibit D
Form of Amended and Restated Stockholders Agreement between PQ Group Holdings Inc. and certain stockholders of PQ Group Holdings Inc. (Incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form S-1/A (File No. 333-218650) filed on September 1, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 2019

INEOS LIMITED

By:	/s/ James A. Ratcliffe
	Name:	James A. Ratcliffe
	Title:	Director

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of PQ Group Holdings Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 22nd day of March, 2019.

INEOS LIMITED

By:	/s/ James A. Ratcliffe
	Name:	James A. Ratcliffe
	Title:	Director

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe

Exhibit B

Directors and Executive Officers of INEOS Limited

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of INEOS Limited.

Name	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days

James A. Ratcliffe	Chairman	United Kingdom	CEO and Chairman of INEOS	Le Splendido, No. 4 Avenue Roqueville, Monaco 98000	None.(1)	None.

Andrew Currie	Director	United Kingdom	Director of INEOS	Le Splendido, No. 4 Avenue Roqueville, Monaco 98000	None.	None.

John Reece	Director	United Kingdom	Finance Director of INEOS	Le Splendido, No. 4 Avenue Roqueville, Monaco 98000	None.	None.

(1)	Does not include holdings of Common Stock of INEOS, as disclosed in Item 5.

Exhibit C

THIS SHARE PURCHASE AGREEMENT is made on 20 March 2019

BETWEEN:

James A. Ratcliffe of Apt. 151 Quai Kennedy, Boulevard Louis II, Monaco, 98000;

John Reece of Apt. 141 Quai Kennedy, Boulevard Louis II, Monaco, 98000;

Andrew Currie of 4B La Lestra, 13 avenue de Grande-Bretagne, Monaco, 98000;

INEOS Silicas Holdings Limited, a company incorporated in England and Wales (with registered number 04012355),

(each a “Partner” and together the “Partners”)

AND

INEOS Limited, with registered office at First Names House, Victoria Road, Douglas, IM2 4DF, a company incorporated under the laws of the Isle of Man (Company Number: 013377V) (the “Purchaser”).

WHEREAS:

A.	PQ Group Holdings Inc. of 300 Lindenwood Drive, Malvern, PA 19355-1740, United States (the “Company”) is a corporation registered in Delaware (File Number 5797729).

B.	The Partners carry on business, including holding the Shares (as defined in this Agreement), in a partnership formed under English law and known as INEOS Investments Partnership.

C.	The Partners have agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and subject to the conditions of this Agreement.

WHEREBY IT IS AGREED as follows:

1.	Interpretation

1.1	In this Agreement:

“Completion Account”
means the USD bank account in the name of James Ratcliffe of Apt. 151 Quai Kennedy, Boulevard Louis II, Monaco, 98000, with sort code 204820, account number 56631388 and IBAN GB92 BARC 20482056631388 and SWIFT BARCGB22 and with correspondent bank Barclays New York, correspondent bank SWIFT BARCUS33 and correspondent bank ABA 026002574;

“Completion”	means completion of the sale and purchase of the Shares under this Agreement;

“Encumbrance”
means any mortgage, charge (fixed or floating), pledge, lien, option, hypothecation, right to acquire, right of pre‑emption, deposit by way of security, assignment by way of security or trust arrangement for the purpose of providing security, any other third party right or claim or any other form of security interest, encumbrance or equity of any kind;

“Shares”	means 32,909,062 shares of Common Stock, of USD 0.01 par value each, in the capital of the Company; and

“USD”	means the official currency of the United States, the US Dollar

1.2	In this Agreement, unless otherwise specified:

(A)	references to clauses and sub-clauses are to clauses and sub-clauses of this Agreement;

(B)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

(C)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this Agreement.

2.	Sale and purchase

2.1	The Partners shall sell or procure the sale of, and the Purchaser shall purchase, the Shares free from all Encumbrances and together with all rights attached or accruing to them.

2.2	For the avoidance of doubt, Part 1 Law of Property (Miscellaneous Provisions) Act 1994 shall not apply for the purposes of this clause.

3.	Consideration

The total consideration for the sale of the Shares shall be the payment by the Purchaser of the sum of USD 506,141,373.56 being the listed stock price as at closing of trading on the New York Stock Exchange the day before the date hereof, being 19 March 2019, payable in accordance with Clause 4 (Completion).

4.	Completion

4.1	Completion shall take place immediately after signature of this Agreement.

4.2	At Completion:

(A)	the Partners shall deliver to the Purchaser:

(i)
a copy of such documents, duly completed, as may be required by the Company’s transfer agent to transfer the Shares into the name of the Purchaser or such person (or persons) as the Purchaser may nominate; and

(ii)	such waivers or consents as the Purchaser may require to enable the Purchaser or its nominees to be registered as holders of the Shares; and

(B)	on receipt of the documents referred to in sub-clause 4.2(A), the Purchaser shall pay to the Completion Account the total consideration payable in respect of the Shares.

5.	Entire agreement

5.1
This Agreement constitutes the whole and only agreement between the parties relating to the sale and purchase of the Shares.  In entering into this Agreement, each party acknowledges that it is not relying upon any pre-contractual statement which is not expressly set out in it.

5.2
Except in the case of fraud, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated herein.

5.3
For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of the sale of the Shares made or given by any person at any time prior to the date of this Agreement.

6.	Variation

No variation to or waiver under this Agreement shall be effective unless made in writing and signed by or on behalf of the Partners on the one hand and the Purchaser on the other hand.

7.	Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

8.	Counterparts

This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

9.	Governing Law

This agreement is to be governed by and construed in accordance with English law.  Any matter, claim or dispute arising out of or in connection with this agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

10.	Jurisdiction

The courts of England are to have jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this Agreement.  Any proceedings may be brought in the English courts.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the date first written above.

Signed by	John Reece (Partner)	/s/ John Reece
for and on behalf of INEOS Investments Partnership		(Partner in INEOS Investments Partnership

For and on behalf of INEOS	/s/ John Reece
Limited	(Director) (John Reece)